

Mail Stop 4561

August 10, 2009

<u>Via U.S. Mail and Facsimile (415) 962-0612</u>

William Gaffney, Director and President
mBeach Software, Inc.
105 Hickory Oak Hollow
Cumming, GA 30040

> **Re: mBeach Software, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 24, 2009**
> **File No. 333-159853**

Dear Mr. Gaffney:

 We have reviewed the above-referenced filing and your related response letter dated July 24, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 6, 2009.

 Should you have any questions concerning our comments or any other aspect of our review, please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In response to our prior comment 1 you have revised your document to state that the costs and timing of developing your product and entering into certain markets are unknown. In your liquidity and capital resources discussion, however, you state that you anticipate needing a minimum of $125,000 in order to implement your business plan in a meaningful way over the next year. Please tell us how you came to the conclusion that you will require a minimum of $125,000 to execute your business plan.

2. We refer to our prior comment number 2 and note that your document continues to use the term "best efforts" to describe your offering. As an example, we note the second sentence of the risk factor described by the subcaption "There is no minimum offering requirement…" on page 15. Please revise your document throughout as necessary.

Risk Factors, page 8

"If we cannot produce financial software that meets price and/or performance criteria…", page 15

3. Please see our prior comment 7. You have revised your document to include an unrelated risk factor under this subcaption. Please revise. See Item 503(c) of Regulation S-K.

4. As a related matter, we note that in response to our prior comment 7 you have revised your document to include a discussion of the risk factor described by the subcaption "If we cannot establish and maintain qualifications as a supplier to commercial customers…" on page 17. Please revise to include a brief discussion describing the qualifications, the steps necessary to establish and maintain those qualifications and the likelihood that you will be able to establish and maintain those qualifications.

Executive Compensation, page 30

Summary Compensation Table, page 30

5. We note your response to our prior comment 14. Please revise so that your summary compensation table is in the form required by Item 402(n) of Regulation S-K.

Exhibits

6. Please see prior comment prior comment 19. We note your revised subscription agreement and response. Please confirm that this agreement is to be used in this public offering as the subscription agreement filed in your initial S-1 registration statement related to a private offering. Further, while your response indicates that all investors will be accredited, we cannot locate any disclosure of this in the prospectus or in the subscription agreement. Finally, please disclose on the prospectus cover page and elsewhere as appropriate that securities must be purchased in 500 share increments.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director